UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 2023

Commission File Number:  001-39251

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

(Name of Registrant)

Luis Enrique Williams 549

Colonia Belenes Norte

Zapopan, Jalisco, 45145, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

By:	/s/ Luis Campos
Name:	Luis Campos
Title:	Board Chairman

Date: February 23, 2023

Exhibit Index

Exhibit No.	Description
99.1	BETTERWARE REPORTS FOURTH QUARTER AND FISCAL YEAR 2022 RESULTS.

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